ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

2 July 2003


03024367

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

TED BRINDAL
Company Secretary


SEC MAIL PROCESSING
RECEIVED
JUL 07 2003
WASH, D.C. 155 SECTION

Lodgement with Australian Stock Exchange:
2 July 2003 ASX Notice of General Meeting

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of the Shareholders of First Australian Resources Limited will be held at 10.30am on Tuesday 5 August 2003 at the Registered Office, First Floor, 87 Colin Street, West Perth, Western Australia 6005.

ORDINARY BUSINESS

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

1. **Issue of New Options**

   "That, in accordance with Australian Stock Exchange Limited Listing Rule 7.1, the issue of up to 43,627,224 New Options on the terms and conditions contained in the Explanatory Statement attached to this Notice of Meeting, be and is hereby approved.

The Company will disregard any votes cast by:

(a) a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed; and

(b) an associate of that person.

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

Albert Brindal
Company Secretary

2 July 2003

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Explanatory Memorandum

This notice of General Meeting should be read in conjunction with the accompanying Explanatory Memorandum, which forms part of this Notice of General Meeting

Voting Entitlement

Pursuant to regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each shareholder for the purposes of ascertaining the voting entitlements for the General Meeting will be as it appears in the Share Register at 5.00 pm (WST) on Friday 1 August 2003.

Proxies

A shareholder has the right to appoint a proxy, who need not be a member of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. The Proxy Form must be deposited at the Company's Registered Office, Level 1, 87 Colin Street, West Perth, WA, or by facsimile to the Company on (08-9322-5116) or electronically to admin@farnl.com.au no later than 48 hours before the meeting.

FIRST AUSTRALIAN RESOURCES LIMITED

ACN 009 117 293

NOTICE OF GENERAL MEETING

and

EXPLANATORY MEMORANDUM

and

PROXY FORM

Date of Meeting:	Tuesday 5 August 2003
Time of Meeting:	10.30am
Place of Meeting:	First Australian Resources Limited Level 1, 87 Colin Street West Perth, Western Australia

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If members are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

FIRST AUSTRALIAN RESOURCES LIMITED

ACN 009 117 293

EXPLANATORY MEMORANDUM

1. INTRODUCTION

The purpose of the Explanatory Memorandum is to provide shareholders with an explanation of and information in relation to the proposed issue of options in respect of which shareholder approval is sought in terms of the proposed resolution set out in the Notice of Meeting. The explanation and information are provided pursuant to ASX Listing Rule 7.1.

2. THE PROPOSAL.

2.1 The Company proposes an issue of New Options as set out below:

(a) up to 59,470,510 New Options will be issued on the following basis:

- on a prorata basis for no consideration of one New Option for every ten fully paid ordinary shares held by Existing Shareholders at 5pm 31 July 2003 with registered addresses in Australia and New Zealand ("Bonus Issue").
- on acceptance and payment of $0.003 per New Option of an offer on a pro rata basis of one New Option for every 31 July 2003 option held, by Existing Optionholders at 5pm 31 July 2003 with registered addresses in Australia and New Zealand ("Entitlement Issue")..

(b) the purpose of the shareholders meeting is to seek approval of shareholders to the issue of the New Options under the Entitlement Issue. The maximum number of New Options which might be issued under the Entitlement Issue is 43,627,224.

(c) the Bonus Issue does not require shareholders approval and will proceed irrespective of whether the Entitlement Issue is approved by shareholders.

(d) each New Option will entitle the holder to acquire 1 ordinary share at the exercise price of $0.07 per new option;

(e) each New Option will be exercisable until 31 July 2005 at which time it will lapse;

(f) funds raised by the allotment of New Options will be used for working capital requirements; and

(g) the New Options will be allotted progressively upon receipt of completed Entitlement and Acceptance Forms and application monies to eligible Existing 31 July 2003 Optionholders who take up their entitlements., and, in any event, no later than 3 months after the date of the shareholders' meeting to approve the Proposal.

2.2 The New Options will only be offered or allotted to Existing 31 July 2003 Optionholders with existing addresses in Australia and New Zealand.

2.3 It has been decided that it is unreasonable to extend the offer in respect of the Entitlement Issue to Existing Optionholders with registered addresses outside of Australia and New Zealand having regard to the number of Existing Optionholders, the number and value of New Options to be issued to overseas Existing Optionholders and the cost of complying with the legal requirements of regulatory authorities in countries other than Australia and New Zealand.

2.4 The company will send each Existing 31 July 2003 Optionholder to whom it will not offer the New Options details of the issue and advice that the Company will not offer the New Options to the holder.

2.5 The offer to Existing Optionholders will not be underwritten.

2.6 The offer to Existing Optionholders will be non-renounceable.

2.7 There will be no minimum acceptance condition for the offer to existing Optionholders. The shortfall, if any, will be placed at the discretion of the Directors.

2.8 A prospectus will be issued to eligible Optionholders and shareholders in due course.

2.9 None of the directors or their associates will be permitted to participate in the Entitlement Issue.

3. REASONS FOR THE PROPOSAL.

3.1 The purpose of the Entitlement Issue is to provide the Company with a contingent treasury. Funds raised from the acceptance of offers by Existing Optionholders will be used for working capital purposes.

3.2 The Directors are of the opinion that the potential funding offered by the Entitlement Issue of the New Options is in the best interests of the Company and we are pleased to offer the opportunity to contribute towards the Company's future equity requirements through the exercise of New Options granted under this Proposal.

4. SHAREHOLDER APPROVAL

4.1 Shareholder approval to the Entitlement Issue is being sought under ASX Listing Rule 7.1 which generally requires shareholder approval for any issue of securities which will exceed 15% of the number of securities on issue 12 months prior to the issue.

4.2 In respect of the resolution to be put to shareholders, the Company will disregard any votes cast by:

(a) a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed; and

(b) an associate of that person.

4.3 However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5. RECOMMENDATION

5.1 Your Directors unanimously recommend that shareholders **vote in favour** of the resolution.

5.2 Shareholders who are unable to attend the meeting are urged to complete the proxy form and return it to the Company's registered office, Level 1, 87 Colin Street, West Perth, WA 6005 (PO Box 703, West Perth, WA 6872) as soon as possible and, in any event, not later than 48 hours before the time appointed for holding the meeting.

6. GLOSSARY OF TERMS

In this Explanatory Memorandum the following expressions have the following meanings:

."**Associate**" has the meaning given to it by Division 2 of Part 1.2 of the Corporations Act.

"**ASX**" means Australian Stock Exchange Limited.

"**Business Day**" has the meaning ascribed to that term in the Listing Rules.

"**Company**" means First Australian Resources Limited ACN 009 117 293.

"**Existing Optionholders**" or "**Existing 31 July 2003 Optionholders**" means the holders of the existing options granted by FAR which expire on 31 July 2003.

"**FAR**" means First Australian Resources Limited **ACN 009 117 293**

"**Directors**" means the directors of FAR from time to time.

"**Listing Rules**" means the listing rules of ASX.

"**Meeting**" means the general meeting of shareholders of FAR convened by this Notice.

"**Notice**" or "**Notice of Meeting**" means the notice of general meeting which accompanies this Explanatory Memorandum.

"**New Option**" means an option to subscribe for Shares with each option exercisable at 7 cents on or before 31 July 2005 and otherwise on the terms set out in Schedule 1 to this Explanatory Memorandum.

"**Prospectus**" means the prospectus to be issued by the Company in connection with the offer of the New Options;

"**Security**" means a fully paid ordinary share in the capital of FAR.

By order of the Board

Albert Brindal
Company Secretary

2 July 2003

SCHEDULE 1

TERMS AND CONDITIONS OF NEW OPTIONS

The terms and conditions of the Options referred to in this Explanatory Memorandum are as follows:

1. The options will expire on 31 July 2005 ("**Expiry Date**").

2. The exercise price of each option is 7 cents if exercised on or before 31 July 2005. ("**Exercise Price**").

3. Each option exercised will entitle the holder to one Share in the capital of the Company.

4. The options may be exercised at any time prior to the Expiry Date, in whole or in part, upon payment of the Exercise Price per option.

5. Exercise of the options is effected by completing the notice of exercise of options form and forwarding it to the Company, together with payment of the relevant Exercise Price.

6. All Shares issued upon exercise of the options will rank pari passu in all respects with the Company's then existing Shares.

7. There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of securities offered to Shareholders of the Company during the currency of the options. Subject to paragraph 8, an optionholder is required to exercise the options in order to participate in any new issue of securities offered to Shareholders by the Company for subscription on a pro rata basis. Optionholders will be provided written notice of the terms of the pro rata offer to Shareholders and afforded that period of time as required by the Listing Rules of ASX before the record date to determine entitlements to the offer to exercise their options.

8. If from time to time, on or prior to the Expiry Date the Company makes a bonus issue of securities to the holders of Shares in the Company (a "**Bonus Issue**"), then upon exercise of his or her options an optionholder will be entitled to have issued to him or her (in addition to the Shares which he or she is otherwise entitled to have issued to him or her upon such exercise) that number of securities which would have been issued to him or her under that bonus issue if the options had been exercised before the record date for the Bonus Issue.

9. In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, on or prior to the Expiry Date, the options will be reorganised in accordance with the Listing Rules of ASX.

10. Options are transferable, subject to the requirements of the Listing Rules of ASX concerning any options classified as restricted securities.

11. Shares allotted and issued pursuant to the exercise of an option will be allotted and issued not more than 14 days after the receipt of a properly executed notice of exercise of option and the application monies. The Company will apply for official quotation of Shares issued pursuant to the exercise of options, in accordance with the Listing Rules.

12. Application will be made for official quotation of the options on ASX.



REGISTERED OFFICE
LEVEL 1, 87 COLIN ST
WEST PERTH, WA 6005

ADDRESS ALL CORRESPONDENCE TO:
ADVANCED SHARE REGISTRY SERVICES
PO BOX 6283 EAST PERTH WA 6892

FIRST AUSTRALIAN RESOURCES LIMITED ABN 41 009 117 293

PROXY FORM

I/We

Being a Member/Members of First Australian Resources Limited (ABN 41 009 117 293) hereby appoint:

NAME OF PROXY

	OR The Chairman of the Meeting	X

If the proxy form is signed but no proxies are named it will be taken to mean that the Chairman of the Meeting is appointed as the Member's proxy to vote for the Member on the Member's behalf at the General Meeting of the Company to be held at Level 1, 87 Colin Street, West Perth, W.A. 6005 on Tuesday 5 August 2003, at 10.30am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

If you wish to appoint two proxies state here the proportion or number of your voting rights each proxy is entitled to exercise

SIGNED

Individual or First Shareholder	***Shareholder 2***	***Shareholder 3***
Director/Company Secretary	Director	Sole Director/Company Secretary

DATED this ________ **day of** ________ **2003**

Executed under Common Seal
(if applicable)

If convenient please provide your telephone number in case we need to contact you

☎

INSTRUCTIONS TO PROXY – Please mark your preference with an X

ORDINARY BUSINESS	For	Against	Abstain
Item 1:			
Approval of the issue of up to 43,627,224 new options	☐	☐	☐

If you do not wish to direct your proxy how to vote please place a mark in the box below. By marking the box , you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and the votes cast by him other than as proxy will be disregarded because of that interest. **The Chairman intends to vote any undirected proxies in favour of the resolutions.**

☐

Please refer to notes on appointment of proxy overleaf
Please return this proxy form to the Company as soon as possible, but in any event no later than 10.30am on 1 August 2003.



FIRST AUSTRALIAN RESOURCES LTD ABN 41 009 117 293

Notes on Appointment of Proxy

1. (a) A Member entitled to attend and vote is entitled to appoint a proxy to attend and vote on his or her behalf at the General Meeting.

   (b) A Member who is entitled to cast two or more votes may appoint not more than two proxies to attend and vote on his or her half. Where more than one proxy is appointed, each proxy should be appointed to represent a specific proportion of the Member's voting rights. If that Member appoints two proxies and the appointment does not specify the percentage of votes, each proxy may exercise half the vote.

   (c) If the instructions to proxy section of the form is not completed the proxy may vote or abstain as he or she thinks fit. If you wish to direct your proxy how to vote on any item, place a mark in the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The direction will be invalid if a mark is made against more than one box for a particular item, or, if you have split your direction, if the total shareholding shown in "FOR", "AGAINST" and "ABSTAIN" boxes is more than your total shareholding on the share register. Each person who attends the meeting is entitled to one vote only on a show of hands. A person who holds proxies for more than one shareholder cannot vote on a show of hands if he or she holds proxies directing him or her to vote both for and against a resolution.

2. A proxy need not be a member of the Company.

3. Proxies will only be valid and accepted by the Company if they are signed and forwarded to either:

   - The Company's Share Registry – Advanced Share Registry, Level 7, 200 Adelaide Terrace, Perth, Western Australia 6000;

   - The facsimile number (08) 9322 5116 or

   - The registered office of the Company at the address on the face of this Proxy Form,

   not later than 10.30am on 3 August 2003, which is 48 hours before the meeting.

4. The Proxy Form may also be lodged electronically not later than 10.30am on 3 August 2003, which is 48 hours before the appointed time for the holding of the General Meeting at First Australian Resources Ltd email admin@faml.com.au. If you lodge your proxy Form electronically it is not necessary to also return a paper copy to the Company's registered office. Attorneys are unable to lodge the Proxy Form electronically.

5. The Member or his Attorney must sign a Proxy Form and in the case of joint Members, any joint Members may sign the Proxy Form. If the Member is a company, two Directors or a Director and the Company Secretary must sign. If a company is a proprietary company that has a sole Director who is also the sole Company Secretary, that Director may sign.

   If the Proxy Form is signed by an Attorney of the Member, the authority under which the Proxy Form was signed or a certified copy of the authority must be provided to the Company not less than 48 hours before the appointed time for the holding of the General Meeting.

6. If a representative of a company Member is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of this Certificate may be obtained from the Company's Share Registry.